Exhibit 99.1

News Release

Stantec to acquire engineering assets of Dessau
Acquisition bolsters Stantec in Quebec with strong expertise

MONTREAL, QC; EDMONTON, AB; (September 24, 2014) TSX, NYSE:STN

North American design firm Stantec plans to significantly strengthen its presence in the province of Quebec by acquiring the Canadian engineering operations of Montreal-based Dessau. 1,300 Dessau employees from 20 offices throughout Quebec, as well as offices in Mississauga and Ottawa, Ontario, will join Stantec in the transaction, which is expected to close in Q1 2015, pending satisfaction of certain conditions including regulatory approvals.

“With nearly 25% of the Canadian population and a large infrastructure market, expanding in Quebec represents a substantial, long-term opportunity for us in a growing market,” says Stantec president and CEO, Bob Gomes. “Dessau’s engineering expertise will provide a geographic complement to our work, which will strengthen our overall expertise in healthcare, water, power and energy, roadways, bridges, airports, transit/rail, and community development sectors, as well as introducing telecommunications and security services as part of the broader Stantec platform.”

“For many years, we have looked at Quebec as an attractive opportunity for further growth,” says Gomes. “Over the past two years we believe the opportunities have evolved to a point where we are comfortable and confident in expanding in this market. The Dessau team is a better, stronger, and more engaged group than ever, and I believe their management team is excited to lead their staff toward the expanded opportunities that will be available as Stantec. We will be proud to include them in the Stantec team.”

“Quebec is key to Stantec’s success in Canada,” Gomes adds. “We can now say we have a strong presence in every province and territory in the country. We are excited about this opportunity in Quebec and the opportunities for our new staff across our company.”

Established in 1957, Dessau has received more than 120 awards of excellence for their work, including 50 in the last five years. Some projects of note include: the energy-efficient Honoré-Mercier Hospital Centre; the Montreal Palais des Congrès, which has won several awards including the Armatura Grand Prize of the Decade in 2010; La Pinière Wastewater Treatment Plant, which serves over 280,000 people while contributing to the safety of the St. Lawrence River system; the Rogers LTE network implementation for Quebec and Ontario, the first LTE deployment project in Canada; and the firm’s first renewable energy commission, the Northland Power projects. Key clients include JCCBI, Public Works and Government Services Canada, Société de transport de Montréal, Transports Quebec, Hydro Quebec, Société québécoise des infrastructures, Telus, Rogers, Bell, Vidéotron, Pratt & Whitney, and Atomic Energy of Canada.

“We’re eager to embark on this next stage of evolution for Dessau,” says Dessau president and general manager Isabelle Jodoin. “Stantec’s mix of services, their culture, and their unwavering commitment to ethical business practices strongly parallel our own, and the increased opportunities for our staff resulting from this combination of our two firms, both in Quebec and across the regions where Stantec operates, is exciting.”

From its base of more than 14,000 employees, Stantec currently has over 8,000 team members working across Canada. Stantec has been operating in Quebec since 1999 and currently employs 70 people in its Montreal office.

Conference Call and Company Information

Bob Gomes, president and chief executive officer, and Dan Lefaivre, executive vice president and chief financial officer, will hold a conference call at 2:00 PM MDT (4:00 PM EDT) today, Wednesday, September 24, 2014, to discuss the proposed acquisition. Financial analysts who wish to participate in the conference call are invited to call:

Toll-free: 1-800-524-8950
Provide the confirmation code 9679563 to the first available operator.

For all interested investors and the news media, the conference call will be broadcast live and archived in its entirety in the Investors section of www.stantec.com.

About Stantec
The Stantec community unites more than 14,000 employees working in over 230 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Rachel Sa PR Team Lead Canada East Ph. (416) 902-0930 Rachel.Sa@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph. (780) 969-3349 Crystal.Verbeek@stantec.com	Dessau Contact Rébecka Fortin Team Leader, Communications Ph. (514) 281-1033, poste 2280 Rebecka.Fortin@dessau.com

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